Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes Resolves Lawsuit with Hochschild Mining
and will receive cash payments this year of $5.9m

(All amounts denoted in US dollars)

TORONTO, ONTARIO – September 20th 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce that litigation with certain affiliates of Hochschild Mining plc. in New York courts relating to funding of the San José mine joint venture has ended. The parties have completed the project finance loan documentation at issue; entered into revised shareholder loan agreements; and agreed to end the ongoing litigation.

“We are pleased that we have amicably resolved our differences with Hochschild Mining. This is a very positive development for both companies.  We have worked closely with Hochschild’s new management to accomplish this favourable resolution and we look forward to working with them on building the value of our jointly owned San José Mine, and increasing the exploration of our large property. The timing of our resolution could not have been better: the other remarkable development was Goldcorp Inc.’s recent $3.6 Billion bid for the neighboring Cerro Negro project owned by Andean Resources, this property is located approximately 20km away. This massive bid highlights the exploration potential of the region, and of our property.”

-	Rob McEwen, Chairman and CEO of Minera Andes and 33% shareholder

The San José Mine is operated by Minera Santa Cruz, S.A. (“MSC”), the company established under the terms of an option and joint venture agreement between Minera Andes (owning 49%) and Hochschild Mining (owning 51%). In addition to the San José Mine, Minera Andes has 100% ownership of a portfolio of gold/silver exploration properties bordering Andean’s Cerro Negro project.

Minera Andes’ management believes that terms of the settlement are favourable to both parties and protect the interests of Minera Andes shareholders. They provide, among other things, the following:

•	No more lawsuit: Minera Andes and Hochschild have agreed to end the ongoing litigation in New York.

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•         Loan repayments: All free cash flow from the San José Mine will be used for debt retirement, of which 50% will be allocated to servicing shareholder loans to Minera Andes and Hochschild. This will allow Minera Andes to receive its portion of the shareholder loans much sooner than previously anticipated. Minera Andes will receive payments of $5.9m this year, following which the amount outstanding on our portion of the shareholder loans will be $32.8m (including accrued interest). The remaining 50% will be applied to repay project finance loans due to Hochschild. The following table represents outstanding shareholder debt due to Minera Andes and Hochschild after 2010 payments are made:

(in millions)	Principal	Accrued Interest	Total
Shareholder Loan- Minera Andes	24.2	8.6	32.8
Shareholder Loan- Hochschild	25.2	9.2	34.4
Project Finance Loan- Hochschild	65	7.9	72.9
Total owed by San José Mine	114.4	25.7	140.1

Future payments on the shareholder loans and project finance loans may be accelerated based on mine performance and metal prices.

•
Receipt of San José Mine Profits: following repayment of the project finance and shareholder loans as described above, Minera Andes (and Hochschild) will each start receiving the cash profits from the San José Mine in proportion to their respective 49%/51% ownership.

•
No more cash calls: Unless we consent, until all shareholder debt as of this date is paid off, no cash calls can be made for its debt service or if it could be reasonably expected on a repayment date that a cash call would be needed within 180 days.

•
Approval on new project capital expenditures and exploration: Minera Andes will have certain approval rights with respect to new project capital expenditures and exploration as long the current debt due to Minera Andes and Hochschild remains outstanding:

The foregoing transactions are subject to closing which is planned for early this week.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Andean Resources’ Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Andean’s Cerro Negro project in Santa Cruz Province. The Corporation had $8 million USD in cash as at June 30th 2010, has a market cap of $293 million and continues to have no bank debt. Rob McEwen, CEO, owns 33% of the company.

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This news release has been submitted by Nils Engelstad, Vice President Corporate Affairs of the Corporation.

For further information, please contact Nils Engelstad or Daniela Ozersky or visit our Web site: www.minandes.com.

Daniela Ozersky
Manager, Investor Relations

Nils Engelstad
Vice President, Corporate Affairs

99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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